UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549

                              ---------------

                              Amendment No. 3

                                    to

                               SCHEDULE 13D

                                (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BANCO SANTANDER - CHILE
------------------------------------------------------------------------------
                             (Name of Issuer)

                     SERIES A SHARES WITHOUT PAR VALUE
------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 05965F108
------------------------------------------------------------------------------
                              (CUSIP Number)

                     BANCO SANTANDER, SOCIEDAD ANONIMA
------------------------------------------------------------------------------
                     (Name of Person Filing Statement)

                           GONZALO DE LAS HERAS
                           BANCO SANTANDER, S.A.
                            45 East 53rd Street
                            New York, NY 10022
                         Tel. No.: (212) 350-3444
------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 8, 1998
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                        (Continued on following pages)
                              (Page 1 of 6 Pages)


                               Schedule 13D



CUSIP No. 05965F108                       13D                Page 2 of 6 Pages

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Banco Santander, S.A.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]
 3   SEC USE ONLY

 4   SOURCE OF FUNDS
        OO*; WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e).                                                 [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Kingdom of Spain

   NUMBER OF               7     SOLE VOTING POWER          20,620,266,919
    SHARES
 BENEFICIALLY              8     SHARED VOTING POWER        0
   OWNED BY
     EACH                  9     SOLE DISPOSITIVE POWER     20,620,266,919
  REPORTING
 PERSON WITH             10     SHARED DISPOSITIVE POWER    0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,620,266,919

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           81.9%

14         TYPE OF REPORTING PERSON
               CO
---------------
       * Certain of the Series A Shares that are the subject of this report were received as merger consideration upon the merger of Banco Osorno y La Union and Banco Santander - Chile, an indirect subsidiary of Banco Santander, S.A.

Item 1.  Security and Company.

       The class of equity securities to which this statement relates is the Series A Shares of Common Stock, without par value per share (the "Series A Shares"), of Banco Santander - Chile (formerly known as Banco Osorno y La
Union), a Chilean banking corporation (the "Company").   The principal
executive offices of the Company are located at Bandera 140, Santiago, Chile.

Item 2.  Identity and Background.

       The name of the person filing this statement is Banco Santander, Sociedad Anonima, a Spanish banking corporation ("Santander").

       The address of the principal business and the principal office of
Santander is Paseo de la Castellana 24, 28046 Madrid, Spain.   The name,
business address, present principal occupation or employment, and citizenship of each director and executive officer of Santander is set forth on Schedule A.

       Santander, together with its consolidated subsidiaries (the "Santander Group"), engages in commercial banking in Spain and abroad and provides a comprehensive range of banking, financial and related services to corporate and individual clients. At September 30, 1997, the Santander Group was the largest banking organization in Spain in terms of total assets.

       The Santander Group operates in four principal areas of business activity: retail banking, corporate banking, treasury and capital markets and investment banking. The Santander Group's retail banking activities include deposit taking, home mortgage lending, mutual fund and pension fund management, private banking, credit and debit card operations and other consumer finance, and remote banking services. Corporate banking includes short- and long-term lending in pesetas and other currencies, trade finance, leasing, factoring, bill discounting, cash management, and money transfers. The Santander Group's treasury and capital markets activities include operations in domestic and foreign debt, foreign exchange, interbank deposits, and swap, forward and other derivatives markets, both for its own account and for the account of clients. The Santander Group's investment banking is conducted principally through Santander Investment, S.A., a wholly owned subsidiary organized in 1993 to hold the various Santander Group companies involved in investment and merchant banking, including Banco Santander de Negocios, S.A. These activities include corporate finance, securities underwriting, structured finance, treasury services, development capital, securities brokerage services, merger and acquisition advice, project finance and individual and corporate asset management.

       During the last five years, neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       Pursuant to an Agreement to Buy and Sell dated as of April 11, 1996 (the "Agreement"), Santander and certain holders of the Series A Shares of Banco Osorno y La Union ("Osorno") agreed, among other things, that Banco Santander
- Chile ("Santander Chile") would merge with and into Osorno and that Osorno as the surviving corporation would subsequently change its name to Banco Santander - Chile. As consideration for such merger (the "Merger") Osorno issued Series A Shares to Santander Chile Holding S.A. (an indirect subsidiary of Santander) ("Holding S.A."), in exchange for the then issued and outstanding shares of common stock of Santander Chile. In addition, at that time Santander agreed to subsequently purchase 25.5% of the issued and outstanding Series A Shares (the "Additional Series A Shares") from certain shareholders of Osorno.

       The Merger was consummated as of July 1, 1996 and as a result thereof, Holding S.A. received 12,380,740,203 Series A Shares as merger consideration. On June 28, 1996, the last business day prior to the consummation of the Merger, the last reported sales price of the American Depository Shares (each an "ADS", representing 220 Series A Shares) on The New York Stock Exchange (the "NYSE") was U.S.$14-1/4. Thus, the aggregate market value of the Series A Shares that were received by Holding S.A. on July 1, 1996 pursuant to the Merger was approximately U.S.$801,934,308.

       On November 11, 1996, Santander through Inversiones Golf Center, S.A. ("Inversiones"), an indirect subsidiary of Santander, acquired the Additional Series A Shares. The purchase price for the Additional Series A Shares was U.S.$.0773 per share. The total purchase price for the Additional Series A Shares was approximately U.S.$496 million. The sources of the funds used to acquire the Additional Series A Shares are as follows: cash on hand of approximately U.S.$58 million, short-term loans totaling approximately U.S.$158 million from two banks, and the proceeds (approximately U.S.$283 million) of the initial public offering in Chile of the shares of Holding S.A. Subsequently, a portion of the Additional Series A Shares comprising 22.5% of the issued and outstanding Series A Shares was transferred to Servicios Financieros Bandera, S.A., a corporation (sociedad anonima) organized under the laws of Chile and an indirect majority-owned subsidiary of Santander.

       On June 9, 1997, Santander, through Sociedad Inversiones Invercom Tercera Ltda. ("Invercom"), a subsidiary of Santander, acquired 910,481,191 Series A Shares, representing 3.6% of the issued and outstanding Series A Shares. The purchase price for these shares was 28.27492 Chilean pesos (approximately U.S.$.0675) per share. The total purchase price for these shares was 25,743,782,837 Chilean pesos (approximately U.S.$61,477,690). This acquisition was funded entirely through cash on hand. Subsequently, 910,481,000 of these shares were transferred from Invercom to Santander Investment, S.A., a wholly-owned subsidiary of Santander.

       Subsequent to the foregoing acquisition and prior to the end of 1997, Santander, through Banco Santander Trust & Banking Corporation (Bahamas) Limited, a subsidiary of Santander, purchased 4,118,000 ADSs (representing 905,960,000 Series A Shares), representing 3.6% of the issued and outstanding Series A Shares, in market purchases on the NYSE. The purchase of these ADSs were funded by Santander's cash on hand. The average price per ADS was approximately U.S.$13.74, and the aggregate amount for such purchases was U.S.$56,581,320.

Item 4.  Purpose of Transaction.

       Santander, through certain of its subsidiaries, acquired the Series A Shares for investment purposes.

       Santander intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Santander may consider from time to time alternative courses of action. Subject to any necessary compliance with applicable law, such actions may involve the sale of all or a portion of the Series A Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

       Except as set forth above, none of Santander, any person controlling Santander, or to the best its knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.
 .
       (a) Santander, through certain of its subsidiaries, beneficially owns 20,620,266,919 Series A Shares, which shares represent approximately 81.9% of the outstanding Series A Shares (based on approximately 25,188,630,070 Series A Shares outstanding as of January 8, 1998, according to information provided by the Company).

       Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any Series A Shares.

       (b) Santander has the sole power to vote and to dispose of 20,620,266,919 Series A Shares.

       (c)  See above.

       (d)  Inapplicable.

       (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Pursuant to the Merger Agreement, Holding S.A. caused 9 individuals, including Emilio Botin-Sanz de Sautuola y Garcia de los Rios, Mauricio Larrain Garces, Gerardo Jofre Miranda, Juan Rodriguez Inciarte, Ramon Aboitiz Musatadi, Roberto Mendez Torres, Vittorio Corbo Lioi, Hans Eben Oyanedel and Juan Colombo Campbell, to be placed on the Company's Board of Directors.
Ramon Aboitiz Musatadi is no longer a director of the Company.

Item 7. Material to be Filed as Exhibits.

       No exhibits are attached to this Amendment No. 3. The following exhibits, however, were attached to the Schedule 13D filed on July 1, 1996.

Exhibit 1: Agreement to Buy and Sell dated as of April 11, 1996 by and among
           GASA S.A. and certain others named therein and Banco Santander, S.A. (filed July 1, 1996)


                                 SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 1998

                                         BANCO SANTANDER, S.A.



                                         By: /s/ Gonzalo de las Heras
                                             ---------------------------------
                                             Name: Gonzalo de las Heras
                                             Title:   Executive Vice President


                                                                    Schedule A



                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             BANCO SANTANDER, S.A.

       The name, business address, present principal occupation or employment of each of the directors and executive officers of Banco Santander, S.A. ("Santander") are set forth below. All of the Directors and Executive Officers are citizens of Spain, except Mr. Harry P. Kamen (USA), Mr. Gonzalo de las Heras (USA), The Right Honorable Viscount Younger of Leckie (United Kingdom), Mr. Ian F. Grant (United Kingdom) and Mr. Antonino Fernandez (Mexico).


Director's Name         Business Address              Principal Occupation
---------------------   --------------------------    -------------------------------
Emilio Botin            Paseo de la Castellana, 24    Chairman and Chief Executive
                        28046 Madrid, Spain           Officer, Banco Santander, S.A.

Jaime Botin             Paseo de la Castellana, 29    Chairman, Bankinter, S.A.; First
                        28046 Madrid, Spain           Vice Chairman, Banco Santander,
                                                      S.A.

Matias R. Inciarte      Paseo de la Castellana, 24    2nd Vice Chairman, Banco
                        28046 Madrid, Spain           Santander, S.A.

Angel Jado              Perez Galdos, 6               Retired
                        Santander, Spain

Juan Secades            Doctor Arce, 20               Retired
                        Madrid

Jose Luis Diaz          Paseo de la Castellana, 24    Retired
                        28046 Madrid, Spain

Rafael Alonso           Paseo de la Castellana, 24    Retired
                        28046 Madrid, Spain

Rodrigo Echenique       Paseo de la Castellana, 24    Banker
                        28046 Madrid, Spain

Joaquin Folch-Rusinol   Avenida Pearson, 44           Chairman, Industrias Titan, S.A.
                        Barcelona, Spain

Ana Patricia Botin      Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Wholesale Banking, Banco
                                                      Santander, S.A.

Emilio O. Botin         Paseo de la Castellana, 75    Executive Vice President,
                        28046 Madrid, Spain           Financial Management, Banco
                                                      Santander, S.A.

Viscount Younger of     42 St Andrew Square           Chairman, The Royal Bank of
Leckie                  Edinburgh EH2 2YE             Scotland Group plc

Juan R. Inciarte        Paseo de la Castellana, 24    Executive Vice President, Credit
                        28046 Madrid, Spain           and Global Risk Management,
                                                      Banco Santander, S.A.

Ian F. Grant            42 St Andrew Square           Director, The Royal Bank of
                        Edinburgh EH2 2YE             Scotland Group plc

Harry P. Kamen          1 Madison Avenue              Chairman, Metropolitan Life
                        New York, NY  10010           Insurance Company

Alfredo Saenz           Alcala 14                     Chairman, Banco Espanol de
                        28014 Madrid, Spain           Credito

Antonino Fernandez      Calle Schiller, 255           Chairman, Grupo Modelo
                        Colonia Chapultepec
                        Mexico, DF

Elias Masaveu           Cimadevilla 11                Businessman
                        Oviedo, Spain

Ignacio Soler           Calle Mayor 70                Businessman
                        Madrid, Spain

Francisco Luzon         Paseo de la Castellana, 24    Executive Vice President Adjoint
                        28046 Madrid, Spain           to the Chairman, Strategy,
                                                      Communications and
                                                      Institutional Relations, Banco
                                                      Santander, S.A.

Executive Officers
(who are not directors)
-----------------------


Director's Name         Business Address              Principal Occupation
---------------------   --------------------------    -------------------------------

Ricardo Alonso          Carretera de Barcelona        Executive Vice President,
                        KM11, 700                     Operations and Control
                        28022 Madrid, Spain

David Arce              Avda. Europa, 26              Executive Vice President,
                        28224 Pozuelo, Spain          Internal Audit

Ignacio Benjumea        Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           General Secretary

Teodoro Bragado         Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Global Banking, Credit

Jose Maria Carballo     Paseo de la Castellana, 24    Executive Vice President
                        28046 Madrid, Spain

Pedro Chicharro         Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Planning and Research

Gonzalo de las Heras    45 East 53rd Street           Executive Vice President
                        New York, NY  10022

Casto de la Mora        Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Commercial Banking, Spain

Jose Maria Espi         Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Mortgage and Banking for
                                                      Institutions

Francisco G. Robatto    Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Human Resources

Jose Ramon Jimenez      Carretera de Barcelona        Executive Vice President,
                        KM 11,700                     Procedures, Cost Control and
                        28022 Madrid, Spain           Premises

Julio Lage              Carretera de Barcelona        Executive Vice President,
                        KM11,700                      Technological Strategy
                        28022 Madrid, Spain

Francisco Martin        Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Global Banking

Javier Peralta          Paseo de la Castellana, 24    Executive Vice President,
                        28046 Madrid, Spain           Credit, Spain

Antonio Aparicio        Paseo de la Castellana, 24    Senior Vice President,
                        28046 Madrid, Spain           Corporate Office Staff